

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Alex Valdes
Chief Financial Officer
T Stamp Inc.
3017 Bolling Way NE
Atlanta, GA 30305

      Re: T Stamp Inc.
          Registration Statement on Form S-3
          Filed April 3, 2023
          File No. 333-271091

Dear Alex Valdes:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Andrew Stephenson